UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

MICROBOT MEDICAL INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

59503A 105
(CUSIP Number)

November 28, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ☐ Rule 13d-l(b)

  ☒ Rule 13d-l(c)

  ☐ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59503A 105
________________________________________________________________________________________________________

1.	Names of Reporting Persons. Greenblock Capital, LLC
I.R.S.	Identification Nos. of above persons (entities only).

________________________________________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐
________________________________________________________________________________________________________

3.	SEC Use Only
________________________________________________________________________________________________________

4.	Citizenship or Place of Organization United States
________________________________________________________________________________________________________

Number of                    5. Sole Voting Power                   1,950,660
Shares Bene-                           ________________________________________________________________________________________
ficially by                      6. Shared Voting Power                0
Owned by Each                             ________________________________________________________________________________________
Reporting	7. Sole Dispositive Power 1,950,660
Person With:                        ________________________________________________________________________________________

8.	Shared Dispositive Power 0
________________________________________________________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,660

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

11.	Percent of Class Represented by Amount in Row (9) 5.38%
________________________________________________________________________________________________________

12.	Type of Reporting Person (See Instructions) OO

Item 1.

(a)	Name of Issuer	Microbot Medical Inc.

(b)	Address of Issuer’s Principal Executive Offices	175 Derby Street, 27/1, Hingham, MA 02043

Item 2.

(a)	Name of Person Filing	Greenblock Capital, LLC

(b)	Address of Principal Business Office or, if none, Residence

420 Royal Palm Way #100
Palm Beach, FL 33480

(c)	Citizenship	United States

(d)	Title of Class of Securities	Common Stock

(e)	CUSIP Number	59503A 105

Item 3. If this statement is filed pursuant to §~240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)    ☐         Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)    ☐         Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)    ☐         Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)    ☐         Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)    ☐         An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)    ☐         An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)    ☐         A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);
(h)    ☐         A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)    ☐         A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
      Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)    ☐         Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:  1,950,660

(b)  Percent of class:  5.38%

(c)  Number of shares as to which the person has:
      (i)  Sole power to vote or to direct the vote                                  1,950,660
      (ii)  Shared power to vote or to direct the vote                              0
             (iii)  Sole power to dispose or to direct the disposition of              1,950,660
                  (iv)  Shared power to dispose or to direct the disposition of          0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item	7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                December 8, 2016
                            Date

By:______/s/ Christopher Spencer
Name:           Christopher Spencer